Exhibit 99.(k)(5)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 5th day of December, 2018 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Credit Opportunities Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, distribution-related expenses, interest expense, taxes, expenses related to litigation and potential litigation, and extraordinary expenses, to an annual rate of 1.50% for the Fund.

2.	This Agreement will be effective for a twelve-month period from the Fund’s commencement of operations. This Agreement may be terminated only by the Board of Trustees of the Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. llc

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member

Lord Abbett Credit Opportunities Fund

By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary